Exhibit 99.1

São Paulo, November 11, 2021 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the third quarter of 2021 (3Q21) ended September 30, 2021. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

•	Vasta concluded the 2021 cycle with a 7% subscription revenue growth over the same period of last year, or 11% excluding PAR (our hybrid subscription product based on textbooks). Total net revenue fell 12%, however, as the non-subscription revenue was severely impacted by the deterioration in the textbook business, on the back of Covid-19 (higher reuse of textbooks).

•	In the third quarter, net revenue contracted 10% year on year, owing to the different seasonality of the ACV recognition observed in 2021, with the concentration of deliveries in some brands in the second quarter.

•	Adjusted EBITDA totaled R$ 168 million in the 2021 cycle, a drop of 35% versus the 2020 cycle, driven by the reduction in net revenue, coupled with higher provision for doubtful accounts (PDA) and the enhancement in our corporate structure following the IPO in July 2020. Additionally, it was recorded in the 3Q21 a write-off of editorial costs amounting to R$ 20 million, referring to a rationalization of our portfolio considering the changes in the textbook business and our editorial strategy. Excluding this effect, adjusted EBITDA totaled R$ 188 million, 27% lower versus the 2020 cycle, yielding a margin of 21%. In the 3Q21, adjusted EBITDA was negative in R$ 29 million, or R$ 9 million excluding the write-off.

•	The higher PDA reflects the company’s care with provisioning standards, amidst a difficult period for some of our partner schools and the textbook distribution channel. Since the beginning of the pandemic, we have opted to support our partners by extending payment terms instead of granting discounts.

•	Vasta recorded adjusted net profit of R$ 28 million in the 2021 cycle, 57% down year-on-year.

•	On October 26, Vasta announced a distribution agreement with Instituto Presbiteriano Mackenzie, pursuant to which Vasta will be the sole and exclusive distributor of the Mackenzie Learning System across all of the basic education segments in Brazil.

•	On October 29, Vasta concluded the acquisition of Eleva platform, its biggest acquisition since the IPO. This transaction adds not only a sizeable and complementary portfolio of schools to Vasta’s portfolio, but also a long-term contract through which Vasta will be the exclusive provider of learning systems to almost all K-12 schools held by Eleva.

•	The B2B2C platform debuted in October, with Plurall MyTeacher (private classes platform) and Plurall Adapta (adaptive learning platform) recording their first sales.

•	On October 31, and with two months to go in the commercial campaign, the 2022 preliminary ACV totaled R$ 888 million, an organic growth of 20% versus the subscription revenue collected in the 2021 cycle, or 29% excluding paper-based PAR. With Eleva, the 2022 preliminary ACV was R$ 974 million, 32% higher year-on-year. Nearly 100% of our new sales have come from tradition learning systems, complementary solutions, or the newly launched digital textbook platform (which is offered on a fee-per-student basis).

MESSAGE FROM MANAGEMENT

In the third quarter, we concluded the 2021 cycle (4Q20 to 3Q21), one of the most challenging periods of our history. The adverse effects originated by the second wave of Covid-19 severely hit our business, leading to disappointing and below-potential operating results. The 2021 ACV of R$ 853 million (23% higher than the 2020 ACV) translated into R$ 741 million subscription revenue, a quite unusual gap in our industry, on the back of an unexpected dropout at our partner schools combined with a higher reuse of textbooks. At the same time, the non-subscription revenue declined 53%, due to the deterioration in the textbook business combined with our focus on bringing non-subscription clients to the subscription universe, our core business. Notwithstanding all the challenges, we delivered a 7% growth in subscription revenue, or 11% excluding PAR (highly dependent on textbooks).

We have reasons to say that the worst was left behind. With the social isolation measures almost fully lifted in the country (as most of Brazilian population is already immunized against Covid-19), we can expect the 2022 school year to be a regular one, without unexpected student dropouts that in the 2021 cycle led to subscription revenue substantially different from the ACV. While we don’t expect non-subscription revenue to recover strongly going forward, we don’t foresee reasons for another sharp reduction either. These two factors mean that Vasta is back to the growth territory in 2022, recovering the ground lost in 2021.

If 2021 was a lost year in terms of financial results, it has been a great year for the expansion of our Plurall platform, still the absolute leader in terms of K-12 web traffic. We particularly celebrate the debut of our B2B2C services: Plurall MyTeacher (private classes platform) and Plurall Adapta (adaptive learning platform) recorded their first sales in October. As it happens with products of this nature, first sales are quite small, but long-term potential is sound, and it could materialize exponentially once the product is better known by our Plurall community. Plurall Store, which offers a series of complementary solutions in partnership with education companies from all over the world, is also live in October, underscoring our platform’s potential to continue expanding through a crescent number of solutions to our clients, ultimately increasing client loyalty and enhancing our long-term growth potential.

On October 26, we announced a distribution agreement with Instituto Presbiteriano Mackenzie (“Mackenzie”), pursuant to which Vasta will be the sole and exclusive distributor of the Mackenzie Learning System across all of the basic education segments in Brazil. Mackenzie, a meaningful participant in the educational sector in Brazil since its foundation, shall remain responsible for the development of the didactic and learning materials of the Mackenzie Learning System and the definition of the system’s pedagogy and methodology. Vasta shall be responsible for support services, technological products and all services relating to the commercialization and expansion of the Mackenzie Learning System brand. The Agreement will start in 2022, in a long-term basis, already contributing to the 2022 ACV.

Finally, on October 29 we closed the acquisition of Eleva platform, our biggest acquisition since the IPO. This transaction adds not only a sizeable and complementary portfolio of schools to our platform, but also a long-term contract through which Vasta will be the exclusive provider of learning systems to almost all K-12 schools held by Eleva, uniquely positioning Vasta to benefit from the consolidation of the fragmented K-12 market. The expected base purchase price (subject to adjustments based on 2021 and 2022 results) is R$ 580 million, to which an estimated net cash adjustment of approximately R$ 32 million will be added. This amount will be paid in installments over the next five years, all adjusted by the positive variation of Brazil’s interbank deposit rate (CDI). The first installment, in the amount of R$ 160 million, was paid on the closing date.

On October 31, the 2022 preliminary ACV totaled R$ 888 million, an organic growth of 20% versus the subscription revenue collected in the 2021 cycle, with the commercial campaign still two months to go. Excluding paper-based PAR, the organic growth is 29%, as nearly 100% of our new sales have come from tradition learning systems, complementary solutions, or from the digital textbook platform offered on a fee-per-student basis, reflecting our focus on reducing exposure to the paper-based textbook channel. With Eleva, the preliminary 2022 ACV totaled R$ 974 million, a 32% growth versus our 2021 subscription revenue. We will update the 2022 ACV number when campaign ends. It is important to mention that in our projections we factor in neither the return of students who dropped out from our partners schools’ base in 2021 nor the normalization in the volume of textbooks typically acquired through PAR contracts in a regular year – this means that the 2021 ACV gap of R$112 million could be captured in the upcoming years.

Despite the macroeconomic deterioration, our premium brands Anglo and pH have had a strong performance during this sales campaign, reassuring our perception that quality and reputation remain the name of the game in this business. In this campaign, we have also counted with Fibonacci, our new premium learning system developed in partnership with Colegio Fibonacci, a top-10 school in the National High School Test (ENEM) for more than 10 years. Complementary solutions have continued to ramp-up its penetration over the client base, evidencing the potential of this segment – in the 2021 cycle, only 25% of partner schools adopted our complementary solutions, being 84% of these adopting only one solution.

OPERATING PERFORMANCE

Student Base – Subscription Models

Values in R$ '000	2021	2020	% Y/Y	2019	% Y/Y
Partner Schools - Core Content	4,508	4,167	8.2%	3,400	22.6%
Partner Schools - Complementary Solutions	1,114	636	75.2%	417	52.5%
Students - Core Content	1,335,152	1,311,147	1.8%	1,185,799	10.6%
Students - Complementary Content	307,941	213,058	44.5%	133,583	59.5%

Note: Students enrolled in partner schools.

From 2019 to 2021, Vasta grew 33% its partner schools base, reflecting the success of the commercial strategy. Although the volume of enrolled students in the 2021 cycle was below its full potential, we retained our client base with long-term contracts, which represents additional growth potential without acquisition costs should our partner schools’ base is restored in the upcoming years. Additionally, only 25% of our clients adopt complementary solutions, which underscores the high growth potential of this segment. Finally, to this client base it will be added the schools currently served by Eleva and the new schools that joined Vasta’s platform during the 2022 sales campaign.

FINANCIAL PERFORMANCE

Net Revenue

	3Q21	3Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
Subscription	96,208	105,849	-9.1%	740,709	691,924	7.1%
Subscription ex-PAR	86,648	108,335	-20.0%	609,083	551,014	10.5%
Traditional Learning Systems	87,256	107,967	-19.2%	546,342	508,751	7.4%
Complementary Solutions	(609)	368	n.m.	62,741	42,264	48.5%
PAR	9,560	(2,486)	n.m.	131,626	140,910	-6.6%
Non-subscription	30,985	35,566	-12.9%	152,013	324,990	-53.2%
Total Net Revenue	127,193	141,415	-10.1%	892,722	1,016,914	-12.2%

Note: n.m.: not meaningful

In the third quarter, net revenue contracted 10% versus the same quarter of 2020, owing to the different seasonality of the ACV recognition observed in 2021, with the concentration of deliveries in some brands in the second quarter, and to the 13% decrease in non-subscription revenue.

In the 2021 cycle (4Q20 to 3Q21), subscription ex-PAR revenue increased 11%, while PAR was down 7%, reflecting the challenging environment for textbook sales. Within subscription revenue, we highlight the strength of complementary solutions, up 49% in the cycle. Non-subscription revenue decreased 53%, reflecting the impacts of the pandemic in the purchase of textbooks during the 2021 back-to-school period, in addition to the migration of former non-subscription clients to our subscription products, being a key driver for the 12% total net revenue decline in the cycle.

Adjusted EBITDA

Values in R$ '000	3Q21	3Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
Net (loss) profit	(70,821)	(40,605)	74.4%	(116,286)	(27,591)	321.5%
(+) Income tax and social contribution	(32,963)	(18,593)	77.3%	(54,248)	(13,436)	303.7%
(+) Net financial result	18,154	18,912	-4.0%	58,987	128,586	-54.1%
(+) Depreciation and amortization	50,593	43,516	16.3%	194,446	162,701	19.5%
EBITDA	(35,037)	3,229	n.m.	82,899	250,259	-66.9%
EBITDA Margin	-27.5%	2.3%	(29.8)	9.3%	24.6%	(16.9)
(+) Non-recurring expenses	603	-	n.m.	6,324	922	585.9%
(+) IPO-related expenses	-	-	n.m.	50,580	-	n.m.
(+) Share-based compensation plan	5,832	3,824	52.5%	28,461	6,004	374.0%
Adjusted EBITDA	(28,602)	7,053	n.m.	168,264	257,185	-34.6%
Adjusted EBITDA Margin	-22.5%	5.0%	(27.5)	18.8%	25.3%	(8.0)

Note: n.m.: not meaningful

Adjusted EBITDA was negative in R$ 29 million in 3Q21, mostly driven by the unfavorable revenue seasonality of the third quarter (which hinders the dilution of fixed costs), by the higher provision for doubtful accounts (PDA) and by the enhancement in our corporate structure following the company’s IPO in July 2020, while the 3Q20 was favored by savings of R$ 2.7 million in personnel expenses, captured from reduced work journeys allowed by the provisional measure 936. Additionally, it was recorded in the 3Q21 a write-off of editorial costs amounting to R$ 20 million, referring to a rationalization of our portfolio considering the changes in the textbook business and our editorial strategy. Excluding this effect, our adjusted EBITDA was negative in R$ 9 million. In the cycle, our adjusted EBITDA totaled R$ 168 million, or R$ 188 million excluding the editorial cost write-off (-27% versus 2020 cycle).

Adjusted net income

Values in R$ '000	3Q21	3Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
(Loss) Profit before taxes	(103,784)	(59,198)	75.3%	(170,534)	(41,027)	315.7%
(-) Taxes paid	-	-	n.m.	(1,167)	(4,611)	-74.7%
(+) Non-recurring expenses	603	-	n.m.	6,324	922	585.9%
(+) Share-based compensation plan	5,832	3,824	52.5%	28,461	6,004	374.0%
(+) IPO-related expenses	-	-	n.m.	50,580	-	n.m.
(+) Amortization of intangible assets(1)	28,987	29,043	-0.2%	114,794	104,760	9.6%
Adjusted net (loss) profit	(68,361)	(26,331)	159.6%	28,458	66,048	-56.9%

(1) From business combinations. Note: n.m.: not meaningful

In the cycle, adjusted net profit totaled R$ 28 million, 57% down year-on-year.

Accounts receivable and provision for doubtful accounts

Values in R$ '000	3Q21	3Q20	% Y/Y	2Q21	% Q/Q
Gross accounts receivable	249,628	274,264	-9.0%	336,958	-25.9%
Provision for doubtful accounts (PDA)	(39,103)	(26,929)	45.2%	(37,898)	3.2%
Coverage index	15.7%	9.8%	5.8	11.2%	4.4
Net accounts receivable	210,525	247,335	-14.9%	299,060	-29.6%
Average days of accounts receivable(1)	85	88	(3)	119	(34)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The increase in the provision for doubtful accounts (PDA) in the 3Q21 reflects our care with our provisioning standards. Consequently, the coverage index increased to 15.7% in 3Q21 from 9.8% in 3Q20, while the average days of receivable fell 3 days in the yearly comparison, at 85 days.

Since the beginning of the pandemic, our approach to credit issues faced by our school partners has been to extend payment terms instead of granting discounts. With the expected normalization of school activities in the upcoming school year, we expect an improvement in the receivable collection of this client segment in 2022. The textbook distribution channel has also been hit by the fast deterioration in sales, causing some of our clients to fall back in payments. As commented before, nearly 100% of our new sales contracted to the 2022 were composed of learning systems, complementary solutions, or digital textbooks; therefore, we are gradually reducing our exposure to the physical textbook distribution channel.

Financial leverage

Values in R$ '000	3Q21	2Q21	1Q21	4Q20
Financial debt	812,016	505,951	687,203	793,341
Accounts payable from business combinations	73,713	65,201	62,973	48,055
Total debt	885,729	571,152	750,176	841,396
Cash and cash equivalents	377,862	335,098	415,093	311,156
Marketable securities	317,178	81,090	259,581	491,102
Net debt	190,689	154,964	75,502	39,138
Net debt/LTM adjusted EBITDA	1.13	0.76	0.36	0.15

Vasta ended the 3Q21 with a net debt position of R$ 191 million, 1.1x the adjusted EBITDA of last twelve months.

CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter 2021 results on November 11, 2021, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 1557069), please dial: +1 (833) 519-1336 or +1 (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio, Adjusted Net (Loss) Profit, which are information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow, Adjusted Cash Conversion Ratio and Adjusted Net (Loss) Profit are the key performance indicators used by us to measure financial operating performance. Our management believes that these non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 (a) to the Consolidated Financial Statements); (b) Bonus IPO expenses, share based payments offered to certain employees and executives as result of IPO process and (c) other non-recurring expenses composed substantially by restructuring provisions. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements adjusted by debt-like instruments (reverse factoring instruments) less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We calculate Adjusted net (loss) profit as the net (loss) profit from the period as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from M&A, that includes goodwill and other assets and (b) taxes paid composed by cash effect over income tax and social contribution expenses.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	September 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	377,862	311,156
Marketable securities	317,178	491,102
Trade receivables	210,525	492,234
Inventories	240,636	249,632
Taxes recoverable	23,851	18,871
Income tax and social contribution recoverable	5,672	7,594
Prepayments	37,632	27,461
Other receivables	1,489	124
Related parties – other receivables	2,481	2,070
Total current assets	1,217,326	1,600,244

Non-current assets
Judicial deposits and escrow accounts	175,677	172,748
Deferred income tax and social contribution	143,477	88,546
Property, plant and equipment	164,989	192,006
Intangible assets and goodwill	4,939,155	4,924,726
Total non-current assets	5,423,298	5,378,026

Total Assets	6,640,624	6,978,270

Consolidated Statements of Financial Position (continued)

Liabilities	September 30, 2021	December 31, 2020

Current liabilities
Bonds and financing	262,445	502,882
Lease liabilities	18,672	18,263
Suppliers	186,272	279,454
Income tax and social contribution payable	17	1,761
Salaries and social contributions	70,910	69,123
Contract liabilities and deferred income	8,432	47,169
Accounts payable for business combination	20,055	17,132
Other liabilities	3,106	4,285
Other liabilities - related parties	39,677	135,307
Loans from related parties	-	20,884
Total current liabilities	609,586	1,096,260

Non-current liabilities
Bonds and financing	549,571	290,459
Lease liabilities	129,375	154,840
Accounts payable for business combination	53,658	30,923
Provision for tax, civil and labor losses	641,307	613,933
Contract liabilities and deferred income	4,607	6,538
Total non-current liabilities	1,378,518	1,096,693

Shareholder’s Equity
Share capital	4,820,815	4,820,815
Capital reserve	56,465	38,962
Shares in treasury	(11,765)	-
Accumulated losses	(212,995)	(74,460)
Total Shareholder's Equity	4,652,520	4,785,317

Total Liabilities and Shareholder's Equity	6,640,624	6,978,270

Consolidated Income Statement

	Jul 01, to Sep 30, 2021	Jan 01, to Sep 30, 2021	Jul 01, to Sep 30, 2020	Jan 01, to Sep 30, 2020

Net revenue from sales and services	127,192	549,159	141,415	654,066
Sales	124,125	526,697	134,182	634,895
Services	3,067	22,462	7,233	19,171

Cost of goods sold and services	(79,381)	(260,910)	(62,230)	(277,985)

Gross profit	47,811	288,249	79,185	376,081
		-48%	-44%	-43%
Operating income (expenses)
General and administrative expenses	(96,402)	(304,208)	(83,458)	(265,752)
Commercial expenses	(33,947)	(119,040)	(35,841)	(116,437)
Other operating income (expenses)	698	2,202	948	2,936
Impairment losses on trade receivables	(3,790)	(21,998)	(1,121)	(12,704)

(Loss) Profit before finance result and taxes	(85,630)	(154,795)	(40,287)	(15,876)

Finance income	10,532	21,793	5,942	14,579
Finance costs	(28,686)	(69,174)	(24,854)	(101,399)
Finance result	(18,154)	(47,381)	(18,912)	(86,820)

(Loss) Before income tax and social contribution	(103,784)	(202,176)	(59,199)	(102,696)

Income tax and social contribution	32,963	63,641	18,593	34,797

(Loss) for the period	(70,821)	(138,535)	(40,606)	(67,899)

Total comprehensive (loss) income for the period	(70,821)	(138,535)	(40,606)	(67,899)
(Loss) per share
Basic	(0.85)	(1.67)	(0.49)	(0.82)
Diluted	(0.84)	(1.65)	(0.49)	(0.82)

Consolidated Statement of Cash Flows

	For the nine months ended September 30
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(202,176)	(102,696)
Adjustments for:
Depreciation and amortization	149,492	129,059
Impairment losses on trade receivables	21,998	12,704
Provision for tax, civil and labor losses	(775)	(4,966)
Interest on provision for tax, civil and labor losses	17,681	13,406
Provision for obsolete inventories	13,936	11,941
Interest on bonds and financing	24,272	46,725
Refund liability and right to returned goods	2,115	(25,118)
Imputed interest on suppliers	3,213	2,945
Interest on accounts payable for business combination	811	1,394
Share-based payment expense	17,503	-
Interest on lease liabilities	11,602	11,337
Interest on marketable securities incurred and not withdrawed	(15,937)	(2,018)
Disposals of right of use assets and lease liabilities	(3,481)	(1,023)
Residual value of disposals of property and equipment and intangible assets	3,411	1,931

Changes in
Trade receivables	262,120	133,798
Inventories	(5,618)	(37,741)
Prepayments	(10,157)	(4,629)
Taxes recoverable	(3,049)	22,090
Judicial deposits and escrow accounts	(2,929)	1,029
Other receivables	(1,185)	2,828
Suppliers	(92,912)	(79,323)
Salaries and social charges	1,062	9,484
Tax payable/Income taxes and social contribution	7,775	6,267
Contract liabilities and deferred income	(42,105)	3,510
Other receivables and liabilities from related parties	(96,041)	219,010
Other liabilities	(1,880)	7,157
Cash from operating activities	58,745	379,101

Income tax and social contribution paid	(1,167)	(5,234)
Interest lease liabilities paid	(11,564)	(10,900)
Payment of interest on bonds and financing	(24,946)	(49,403)
Payment of provision for tax, civil and labor losses	(515)	(6,812)
Net cash from operating activities	20,553	306,752

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(9,452)	(3,730)
Additions to intangible assets	(36,763)	(32,226)
Acquisition of subsidiaries net of cash acquired and payments of business combinations	(33,591)	(8,703)
Realization of investment in marketable securities	189,861	(705,097)
Net cash applied in investing activities	110,055	(749,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related parties	(3,676)	(75,846)
Loans from related parties	-	65,600
Payments of loans from related parties	(20,884)	-
Lease liabilities paid	(15,308)	(9,207)
Parent company's net investment	-	4,197
Issuance of common shares in initial public offering	-	1,836,317
Transaction costs in initial public offering	-	(174,683)
Acquisition of treasury shares	(11,765)	-
Payments of bonds and financing	(477,651)	(852,136)
Issuance of public bonds net off issuance costs	497,000	-
Payments of accounts payable for business combination	(31,617)	-
Others	-	(76,642)
Net cash applied in financing activities	(63,901)	717,600

NET INCREASE IN CASH AND CASH EQUIVALENTS	66,706	274,596

Cash and cash equivalents at beginning of period	311,156	43,287
Cash and cash equivalents at end of period	377,862	317,883